UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-52270

Zane Acquisition I, Inc.

(Exact Name of Registrant as Specified in its Charter)

2121 Avenue of the Stars, Suite 2550 Los Angeles, CA 90067 (310) 601-2500

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Common Stock, $.0001 par value

(Title of Each Class of Securities Covered by this Form)

None

(Titles of All Other Classes for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Zane Acquisition I, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2008	By:	/s/ Robert S. Ellin
Robert S. Ellin
President and Chief Executive Officer